Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement (Form S-3) (Registration No. 333-200749) and related Prospectus of Anthem, Inc. for the registration of senior debt securities, subordinated debt securities, preferred stock, common stock, depositary shares, warrants, rights, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 24, 2015, with respect to the consolidated financial statements and schedules of Anthem, Inc., and the effectiveness of internal control over financial reporting of Anthem, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana
April 29, 2015